

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

B. Ben Baldanza
President and Chief Executive Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

> **Re:** **Spirit Airlines, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 28, 2010**
> **File No. 333-169474**

Dear Mr. Baldanza:

We have reviewed your responses to the comments in our letter dated October 14, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Management's Discussion and Analysis, page 56

Trends and Uncertainties Affecting our Business, page 60

Maintenance, page 61

1. We note your response to our prior comment 17. Subject to your response to other comments included in this letter, please revise to disclose either (a) that the amount of the increase in total maintenance costs and such cost as a percentage of revenue is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods, and the level of unscheduled maintenance events and their actual costs and that you cannot reliably quantify this trend for any significant period in the future or (b) trend information which quantifies the amount or range of amounts of the expected increase in maintenance expense as your fleet ages.

Critical Accounting Policies, page 61

2. We note your response to our prior comment 18 and the expanded disclosure related to non-ticket revenues, frequent flier program and supplemental aircraft rent. Please further revise your critical accounting policies to specify the actual assumptions or judgments made and disclose how differing assumptions would impact your estimates. For example, disclose the actual assumptions that are made in determining the frequent flier incremental cost accrual and how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. Your disclosures here should provide investors with the actual

material assumptions and judgments you made in arriving at significant estimates
included in your financial statements and provide investors with the ability to understand
how differing assumptions and judgments would impact your estimates. Refer to FR-72.

Liquidity and Capital Resources, page 75

Net Cash Flow From (Used In) Investing Activities, page 76

3. We note your response to our prior comment 20 but we do not believe it is adequately
responsive to our comment. You state that your deferred maintenance costs are long-
lived productive assets but you do not provide any substantiation to support your
position. In this regard, paragraph 4.76 of the AICPA Audit and Accounting Guide for
Airlines states that maintenance activities do not represent separately identifiable assets
or property units in and of themselves, rather they serve only to restore assets to their
original operating condition. Further, it is important to note that the deferral method of
recognizing maintenance expense, which was permitted but not preferred by AcSEC, is
simply an expense deferral model rather than a capital asset model. Therefore, we do not
believe that selection of an expense deferral model should result in the view that such
maintenance activities are long-lived productive assets. Further, you state that many
participants in the transportation industry classify such costs similarly to you. However,
based upon a review of the accounting by public companies listed by you as competitors
in response to our prior comment four, it appears that the substantial majority (if not all)
of them expense maintenance as incurred and classify the related cash outflows as
operating activities. As these entities are your closest competitors, we believe that
investors would be best served by providing comparability of your cash flows to them
rather than unnamed participants in the broader transportation industry which you say
classify costs "similarly". Please reclassify your statements of cash flows to reflect
maintenance expenditures as operating cash outflows and reclassify your statement of
operations to reflect the amortization of such costs as a component of the maintenance
expense caption.

Notes to Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

Passenger Revenue Recognition, page F-9

4. We note your response to our prior comment 32. Your accounting policy results in you
recognizing certain revenue earlier (upon issuance of the credit in advance of the date of
scheduled travel) than you otherwise would (upon the scheduled date of travel) even
though the instances in which this occurs are those in which your customers took a
proactive step and paid additional consideration for the express purpose of preventing the
value of their tickets from expiring upon the originally scheduled travel date. Please
explain to us why you believe this is appropriate. In addition, the paragraphs of the

AICPA Audit and Accounting Guide for Airlines you referenced in support of your accounting policy do not state that revenue breakage can be recognized at the date the travel credit is issued, but rather at the departure date at the earliest (and only when certain conditions are met) and that the recommended date for recognition of breakage is on the date of expiration. Therefore, we continue to believe you should revise your policy for recognition of breakage. To the extent you do not revise your accounting policy for breakage to recognize such amounts upon expiration of credits, please provide us with a copy of the company-specific historical information that you used to estimate breakage on travel credits, referred to in your response, for all periods presented in your filing and revise your accounting policy and accounting to recognize breakage for credits no earlier than the scheduled departure date. Please also revise your disclosure to address recognition of the non-breakage portion of credits.

Note 13. Leases, page F-23

5. We note your response to our prior comment 41 regarding your policy for evaluating the recoverability of non-refundable maintenance reserves paid to lessors. In your revised disclosure, you state that the amount of maintenance reserves that will not be recoverable through future maintenance events can generally be estimated only near the end of the lease term. You further state that you expense maintenance reserves when you determine that you will not recover them. In addition, in your response to our prior comment 17, you state that the amount of the future increase in maintenance costs is subject to many variables and, accordingly, you cannot reliably quantify the trend in future maintenance costs for any significant period into the future.

Based on the above, it appears that you expense maintenance reserves only near the end of the lease term when you conclude it is probable that they will not be recovered rather than making the required, periodic, affirmative conclusion at each balance sheet date that all maintenance reserves are probable of recovery and immediately writing-off amounts for which such conclusion cannot be made.

ASC 840-10-25-39A and 35-9A require evaluation of whether it is probable that reserves will be returned (i.e., used for qualifying maintenance) at both lease inception and periodically thereafter. At lease inception, this requires a comparison of total expected maintenance reserve payments over the lease term to total expected qualifying maintenance costs over the lease term. Estimating total expected maintenance reserve payments involves estimating total flight hours (or other use measure, such as landings) over the lease term, since payments are based on usage. Estimating total expected qualifying maintenance costs involves estimating the total number of qualifying maintenance events and the cost of such events over the lease term. These estimates involve a high degree of judgment and minor changes in assumptions may have a material impact on estimates.

If at lease inception it is determined that the lease requires excess reserves that are not expected to be returned, such excess amounts are not accounted for as maintenance deposits but rather as lease payments. Because this portion of the payments is essentially rent, but is not fixed and determinable because it is based on use of the aircraft, it is accounted for as contingent rent (expensed each month as flight hours are incurred).

Throughout the term of the lease, the lessee must continue to evaluate whether it is probable that reserves will be refunded for qualifying maintenance. If it is not probable that all reserves will be refunded, the expected unused excess amount must be expensed immediately.

Therefore, we believe you should reassess your accounting for maintenance reserve payments and tell us, based on information available at the time, the extent to which you were able to conclude that all such capitalized amounts were probable of recovery for each interim and annual period beginning in your fiscal year 2009. If you could not conclude all such capitalized amounts were probable of recovery, we believe you should expense those amounts in the earliest period of evaluation in which you could not conclude recovery was probable. In addition, you should then reconsider your accounting for remaining future maintenance reserve payments under the associated lease and bifurcate such payments between the portion that is expected to be returned (deposit accounting) and that which is not (rent expense).

After completing your reassessment of your accounting and providing us the results, please also revise your disclosure to conform your accounting policy to the applicable literature and to provide the following:

- State that an evaluation of the recoverability of non-refundable maintenance reserves was performed at each balance sheet date;
- State that it is probable that reserves will be returned and used for qualifying maintenance;
- Disclose actual significant estimates and assumptions involved in recoverability assessments at lease inception and in subsequent annual periods; and
- Quantify amount of maintenance deposits recognized as contingent rent because they were less than probable of being returned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (650) 463-2600
        Anthony J. Richmond, Esq.
        Latham & Watkins LLP